SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 3)*

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, Nominal Value NIS 0.01

(Title of Class of Securities)

M85548 101

 (CUSIP Number)

December 31, 2015

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M85548 101	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Samson Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,699,787
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,699,787
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,787
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)
This percentage is based on 52,029,002 Ordinary Shares issued and outstanding as of September 4, 2015 (based on information appearing in the proxy statement, dated September 14, 2015, for the Issuer’s annual general meeting of shareholders that took place on October 9, 2015, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on September 14, 2015).

CUSIP No. M85548 101	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Roy J. Zuckerberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,602 (1)
	6.	SHARED VOTING POWER 3,220,625 (2)
	7.	SOLE DISPOSITIVE POWER 13,602 (1)
	8.	SHARED DISPOSITIVE POWER 3,220,625 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,234,227 (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (4)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 13,602 Ordinary Shares held by Zuckerberg Investment Partners, LP, with respect to which the Reporting Person may be deemed to possess sole voting and dispositive power. See Item 4.
(2)
Consists of (i) 2,699,787 Ordinary Shares held by Samson Capital, LLC and (ii) 520,838 Ordinary Shares held by Hancock LLC, with respect to each of which the Reporting Person may be deemed to possess shared voting and dispositive power. The Reporting Person is party to an agreement pursuant to which he has the right to independently make decisions as to the voting and disposition of 1,720,649 of the Ordinary Shares held by Samson Capital, LLC, without having to consult with any other person.  Under an additional agreement, the Roy J. Zuckerberg Family Trust has the right to independently make decisions as to the voting and disposition of 202,286 of the Ordinary Shares held by Hancock LLC, without having to consult with any other person.  Mr. Zuckerberg disclaims beneficial ownership with respect to the Ordinary Shares held by Hancock LLC. See Item 4.

(3)	Consists of all Ordinary Shares, in the aggregate, described in footnotes (1) and (2) above.
(4)
This percentage is based on 52,029,002 Ordinary Shares issued and outstanding as of September 4, 2015 (based on information appearing in the proxy statement, dated September 14, 2015, for the Issuer’s annual general meeting of shareholders that took place on October 9, 2015, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on September 14, 2015).

Item 1(a).    Name of Issuer:

The name of the issuer is Stratasys Ltd. (the “Issuer”).

Item 1(b).   Address of Issuer’s Principal Executive Offices:

The Issuer has dual principal executive offices, located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel and 7665 Commerce Way, Eden Prairie, Minnesota 55344.

Item 2(a).   Name of Person Filing:

The following entity and individual, listed in (i)-(ii) below, who are filing this Amendment No. 3 (“Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13G originally filed on February 14, 2013 (the “Original Statement”), as amended by Amendment No. 1 thereto, filed on February 12, 2014 (“Amendment No. 1”), and Amendment No. 2 thereto, filed on February 13, 2015 (“Amendment No. 2”), are referred to herein collectively as the “Reporting Persons”:

(i)	Samson Capital, LLC, a Delaware limited liability company (“Samson Capital”)
(ii)	Roy J. Zuckerberg

The outstanding membership interests of Samson Capital are held by: Roy J. Zuckerberg; an entity that holds membership interests for the benefit of Elchanan Jaglom and members of his family; and another individual. Roy J. Zuckerberg and Elchanan Jaglom are the managing members of Samson Capital.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Samson Capital— 717 Fifth Avenue, 19th floor, New York, NY 10022
(ii)	Roy J. Zuckerberg— 717 Fifth Avenue, 19th floor, New York, NY 10022

Item 2(c).   Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Samson Capital— Delaware
(ii)	Roy J. Zuckerberg— United States

Item 2(d).  Title of Class of Securities:

This Amendment No. 3 relates to the ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Page 4 of 9 Pages

Item 2(e).    CUSIP Number:

The CUSIP number of the Ordinary Shares is M85548 101.

Item 3.        If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.         Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Samson Capital

(a)	Amount beneficially owned: 2,699,787 Ordinary Shares*
(b)	Percent of class**: 5.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,699,787
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 2,699,787
(iv)	Shared power to dispose of or to direct the disposition of: 0

Page 5 of 9 Pages

II.	Roy J. Zuckerberg

(a)	Amount beneficially owned: 3,234,227 Ordinary Shares***
(b)	Percent of class**: 6.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 13,602
(ii)	Shared power to vote or to direct the vote: 3,220,625
(iii)	Sole power to dispose of or to direct the disposition of: 13,602
(iv)	Shared power to dispose of or to direct the disposition of: 3,220,625

 *           Comprised entirely of Ordinary Shares held directly by Samson Capital.

**       All percentage ownerships reflected in this Amendment No. 3 are based on 52,029,002 Ordinary Shares issued and outstanding as of September 4, 2015 (based on information appearing in the proxy statement, dated September 14, 2015, for the Issuer’s annual general meeting of shareholders that took place on October 9, 2015, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on September 14, 2015).

***     Consists of: (x) the 13,602 Ordinary Shares held by Zuckerberg Investment Partners, LP, a Delaware limited partnership (“Zuckerberg Investment Partners”), with respect to which Mr. Zuckerberg may be deemed to possess sole voting and dispositive power; (y) 2,699,787 Ordinary Shares held by Samson Capital, for which Mr. Zuckerberg may be deemed to share voting and dispositive power due to his role in the management of Samson Capital as a managing member thereof; and (z) 520,838 Ordinary Shares held by Hancock LLC, a California limited liability company (“Hancock”), for which Mr. Zuckerberg may be deemed to share voting and dispositive power due to the ownership by the Roy J. Zuckerberg Family Trust of 39.4% of the membership interests of Hancock.  Mr. Zuckerberg is party to an agreement pursuant to which he has the right to independently make decisions as to voting and disposition of 1,720,649 of the Ordinary Shares held by Samson Capital, LLC, without having to consult with any other person.  The Roy J. Zuckerberg Family Trust is party to an agreement pursuant to which it has the right to independently make decisions as to the voting and disposition of 202,286 of the Ordinary Shares held by Hancock, without having to consult with any other person.  Mr. Zuckerberg disclaims beneficial ownership of all the Ordinary Shares held by Hancock.  Mr. Zuckerberg furthermore disclaims beneficial ownership of all of the Ordinary Shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

While Samson Capital’s beneficial ownership had dropped below 5% as reported in Amendment No. 2, due to purchases of Ordinary Shares by Samson Capital over the course of 2015, it now holds once again more than five percent of the outstanding Ordinary Shares of the Issuer.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

The various members of Samson Capital (as described in Item 2(a) above) have the right to receive dividends from, and proceeds from the sale of, the 2,699,787 Ordinary Shares held by Samson Capital.

The limited partners of Zuckerberg Investment Partners, comprised of the Roy J. Zuckerberg Family Trust and members of Roy J. Zuckerberg’s family, have the right to share in dividends from, and proceeds from the sale of, the 13,602 Ordinary Shares held by Zuckerberg Investment Partners.  Due to their right to the receipt of proceeds distributed by the Roy J. Zuckerberg Family Trust, which holds 39.4% of the membership interests of Hancock, various beneficiaries of that trust have the right to receive a portion of the dividends from, and proceeds from the sale of, the 520,838 Ordinary Shares held by Hancock.

Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.     Certifications.

Not applicable.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAMSON CAPITAL, LLC By: /s/ Roy J. Zuckerberg Name: Roy J. Zuckerberg Title: Managing Member /s/ Roy J. Zuckerberg ROY J. ZUCKERBERG

Dated: February 11, 2016

Page 8 of 9 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Original Statement)

Page 9 of 9 Pages